SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

COMPUTER TASK GROUP, INCORPORATED

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

205477102

(CUSIP Number)

James M. Lindstrom

AGS SPV I, LLC

330 Railroad Ave., 2nd Floor

Greenwich, Connecticut 06830

(203) 979-4607

Evan Wax

Wax Asset Management, LLC

44 Cherry Lane

Madison, Connecticut 06443

(203) 941-0111

With a copy to:

Stuart Welburn

Corby J. Baumann

Thompson Hine LLP

335 Madison Avenue, 12th Floor

New York, New York 10017

(212) 344-5680

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205477102	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON AGS SPV I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 448,471
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 448,471
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 448,471
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 205477102	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Assurance Global Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 448,471
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 448,471
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 448,471
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 205477102	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON James M. Lindstrom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF / OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 448,471
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 448,471
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 448,471
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 205477102	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Wax Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 381,602
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 381,602
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 381,602
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 205477102	13D	Page 6 of 12 Pages

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Computer Task Group, Incorporated, a New York corporation (the “Issuer”). The Issuer reports that its principal executive offices are located at 800 Delaware Avenue, Buffalo, New York 14209.

Item 2.	Identity and Background.

(a, f) This Statement is filed by the following (each, a “Reporting Person” and, collectively, the “Reporting Persons”): (i) AGS SPV I, LLC, a Delaware limited liability company (“SPV”); (ii) Assurance Global Services LLC, a Delaware limited liability company (“AGS”); (iii) James M. Lindstrom, a U.S. citizen (“Mr. Lindstrom”); and (iv) Wax Asset Management, LLC, a Connecticut limited liability company (“WAM”). AGS is the sole managing member of SPV, and Mr. Lindstrom is the sole member of AGS. Evan Wax is the President of WAM.

The Reporting Persons are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the Reporting Persons are each party to an agreement with respect to the joint filing of this Statement included as Exhibit 99.1 to this Statement. Accordingly, the Reporting Persons are hereby filing a joint Statement. Each Reporting Person provided only the information as to himself or itself and his or its affiliates and did not independently verify the information contained in this Statement provided by any other Reporting Person. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock of which such Reporting Person does not have a pecuniary interest.

(b) The principal business address of SPV, AGS and Mr. Lindstrom is 330 Railroad Ave., 2nd Floor, Greenwich, Connecticut 06830. The principal business address of WAM is 44 Cherry Lane, Madison, Connecticut 06443.

(c) The principal business of SPV is as a special purpose vehicle formed solely for the purpose of acquiring, holding and disposing of the Common Stock of the Issuer. The principal business of AGS is serving as a platform to invest in a limited number of publicly-traded and private businesses. Mr. Lindstrom’s principal business occupation is acting as the sole managing member of AGS.

The principal business of WAM is to operate as an investment advisory firm and to acquire, hold and dispose of investments.

(d) None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as beneficially owned by SPV, including brokerage commissions, was approximately $1,941,670, which was funded using working capital of SPV and Mr. Lindstrom’s personal funds. SPV and Mr. Lindstrom may effect purchases of securities through the use of margin loans made by brokerage firms in the ordinary course of business, subject to applicable rules and regulations. AGS, as the sole managing member of SPV, and Mr. Lindstrom, as the sole member of AGS, may be deemed to have indirect beneficial ownership of the shares of Common Stock directly owned by SPV.

The total cost for purchases of Common Stock by WAM, on behalf of its customers, including brokerage commissions, was approximately $1,573,494 (including shares held in WAM customer accounts for Mr. Lindstrom). The source of funds for the shares of Common Stock acquired for the accounts of WAM’s customers were funds of such customers.

CUSIP No. 205477102	13D	Page 7 of 12 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the above reported shares of Common Stock based on their belief that the Common Stock is undervalued and represents an attractive investment opportunity.

AGS and its affiliates believe that it is in the best interest of the Issuer’s constituents to consider a transaction where the Issuer would be acquired by AGS or an affiliate of AGS. On May 21, 2019, AGS sent a letter to the Chairman of the Board of Directors of the Issuer expressing its interest in engaging in discussions with the Issuer regarding a preliminary, non-binding proposal to acquire all of the outstanding Common Stock at a proposed purchase price of $5.50 to $6.00 per share in cash, a 23% to 35% premium to the closing price of the Common Stock on May 20, 2019, the last trading date before the date of the letter.

On May 22, 2019, the Issuer sent AGS a non-disclosure agreement with a highly restrictive “standstill” provision, which AGS believes would not be in the best interest of stockholders and has not signed or agreed to abide by. Neither AGS nor any of its affiliates have received any confidential information from the Issuer.

On June 22, 2019, the Chairman of the Issuer emailed a response to AGS, informing AGS that the Issuer’s Board of Directors had concluded that AGS’s proposal significantly undervalued the Issuer and would not be in the best interests of the Issuer’s stockholders.

On or around June 24, 2019, WAM orally agreed with Mr. Lindstrom to support Mr. Lindstrom with respect to his efforts to communicate with the Board of Directors of the Issuer in an effort to maximize value for all of the Issuer’s stockholders. As of the date of this Statement, WAM has not determined that it would support a transaction involving the sale of the Issuer, but WAM would like the Board of Directors to engage in discussions with the Reporting Persons on how the Board of Directors may address challenges facing the Issuer’s business and the concerns raised by AGS in its communications with the Board of Directors. As a result of this oral agreement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act and, accordingly, the Reporting Persons have determined to file this Statement as a group.

On July 10, 2019, AGS sent a second letter to the Chairman of the Issuer, setting forth an improved non-binding proposal to purchase all of the outstanding shares of Common Stock at a proposed purchase price to $5.75 to $6.00 per share in cash, a 42% to 49% premium to the closing price of the Common Stock on July 9, 2019, the last trading day before the date of the letter. Among other things, AGS indicated that it would not seek to include a financing contingency in the definitive acquisition agreement and would agree to a “go shop” provision, to ensure the Issuer secured an appropriate premium for its stockholders.

On July 23, 2019, the Chairman of the Issuer sent a letter to AGS in response, rejecting the improved proposal.

On August 13, 2019, AGS contributed all of the shares of Common Stock owned by it in exchange for membership units in SPV. In addition, AGS and other parties contributed cash in exchange for membership interests in SPV, thereby providing SPV with additional sources of funding to purchase shares of Common Stock.

In response to the July 23, 2019 letter from the Issuer, on August 28, 2019, AGS sent a third letter (the “August 2019 Letter”) to the Board of Directors of the Issuer, reaffirming its interest in acquiring all of the outstanding shares of Common Stock on the proposed, non-binding terms outlined in its July 10, 2019 letter. The proposal remains subject to AGS’s completion of customary due diligence and the negotiation and execution of mutually satisfactory definitive agreements. AGS also indicated its willingness to increase the proposed purchase price if the Issuer provided information showing the risk-adjusted value of the Issuer to be greater than the currently proposed purchase price. In addition, AGS informed the Issuer that it, through SPV, along with WAM, had acquired 5.7% of the Issuer’s Common Stock and would be filing this Statement. The foregoing description of the August 2019 Letter is qualified in its entirety by reference to the full text of the August 2019 Letter, a copy of which is attached hereto as Exhibit 99.2, and is incorporated herein by reference.

CUSIP No. 205477102	13D	Page 8 of 12 Pages

AGS’s proposal may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional shares of Common Stock or a merger or other extraordinary transaction involving the Issuer. There can be no assurance as to the outcome of any discussions related to AGS’s proposal or that the proposed transaction will be consummated. The Reporting Persons remain hopeful that the Board of Directors of the Issuer will agree to engage in discussions with the Reporting Persons, including exploring a potential transaction. In the meantime, the Reporting Persons intend to review the desirability of taking various steps that could assist in the acquisition of 100% of the equity interests of the Issuer, including, without limitation, purchasing additional shares of Common Stock on the open market and seeking representation on the Board of Directors of the Issuer.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, market conditions, and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer, and/or changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

In addition to potential discussions and actions relating to a potential sale transaction, the Reporting Persons may engage in discussions with members of the Board of Directors, the Issuer’s management, other stockholders of the Issuer and other relevant parties or take other actions or make additional proposals concerning any extraordinary corporate transaction (including, but not limited to, a merger, acquisition, reorganization or liquidation) or the business, assets, capitalization, financial condition, operations, management, charter, bylaws, corporate documents, governance, the composition of the Board of Directors, dividend policy, strategy, de-listing, de-registration, prospects or future plans of the Issuer.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a) SPV beneficially owns 448,471 shares of Common Stock, which represents 3.1% of the Issuer’s outstanding shares of Common Stock. AGS, as managing member of SPV, and Mr. Lindstrom, as managing and sole member of AGS, may be deemed to have indirect beneficial ownership of such shares. AGS and Mr. Lindstrom disclaim beneficial ownership of such shares for all other purposes, except to the extent of its or his pecuniary interest therein.

WAM beneficially owns 381,602 shares of Common Stock, which represents 2.6% of the Issuer’s outstanding shares of Common Stock. All of the shares of Common Stock that are indicated as beneficially owned by WAM are beneficially owned by WAM on behalf of its investment advisory clients. WAM is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Exchange Act due to its discretionary power to make investment decisions over such shares for its clients. In all cases, persons other than WAM have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares.

In the aggregate, the Reporting Persons acting as a group for purposes of Regulation 13D beneficially own 830,073 shares of Common Stock, which represents approximately 5.7% of the Issuer’s outstanding shares of Common Stock.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 14,443,915 shares of Common Stock reported by the Issuer as outstanding as of July 31, 2019 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2019.

(b) Each of SPV, AGS and Mr. Lindstrom have shared voting power and shared dispositive power with regard to 448,471 shares of Common Stock. AGS, as managing member of SPV, and Mr. Lindstrom, as managing and sole member of AGS, may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by SPV. AGS and Mr. Lindstrom disclaim beneficial ownership of such shares for all other purposes, except to the extent of its or his pecuniary interest therein.

WAM has sole voting power and sole dispositive power with regard to 381,602 shares of Common Stock.

CUSIP No. 205477102	13D	Page 9 of 12 Pages

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(c) The transactions effected by each of the Reporting Persons in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions, other than the transfer of Common Stock from Mr. Lindstrom to AGS and the contribution of Common Stock from AGS to SPV, as described in Schedule A, was effected through the open market.

(d) Not applicable as to SPV, AGS and Mr. Lindstrom. All of the shares of Common Stock that are indicated as beneficially owned by WAM are beneficially owned by WAM on behalf of its investment advisory clients. In all cases, persons other than WAM have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3 and 4 are incorporated herein by reference. Other than as disclosed in this Item 6, there are no other contracts, arrangements, understandings or relationships between the Reporting Persons and any person with respect to securities of the Issuer.

The Reporting Persons have an informal oral agreement to act as a group for purposes of Regulation 13D solely with respect to the Common Stock of the Issuer. Except as otherwise set forth in this Statement, the Reporting Persons expressly disclaim beneficial ownership of any of the shares of Common Stock, and the filing of this Statement shall not be construed as an admission that, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, any Reporting Person is a beneficial owner of any such shares. Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is filed as Exhibit 99.1 to this Statement and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement among the Reporting Persons (set forth on the signature page to this Statement and incorporated herein by reference).

99.2	Letter from Assurance Global Services LLC to the Board of Directors of Computer Task Group, Incorporated, dated as of August 28, 2019.

CUSIP No. 205477102	13D	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Issuer.

Dated: August 28, 2019

AGS SPV I, LLC,
by Assurance Global Services LLC, its managing member

/s/ James M. Lindstrom
James M. Lindstrom
Managing Member

ASSURANCE GLOBAL SERVICES LLC

/s/ James M. Lindstrom
James M. Lindstrom
Managing Member

/s/ James M. Lindstrom
James M. Lindstrom

WAX ASSET MANAGEMENT, LLC

/s/ Evan Wax
Evan Wax
President

CUSIP No. 205477102	13D	Page 11 of 12 Pages

Schedule A

Transactions in the Common Stock by the Reporting Persons in the past 60 days:

James M. Lindstrom:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)(1)
July 10, 2019	6,500	4.09
July 12, 2019	7,500	4.12
July 15, 2019	14,000	4.10
July 16, 2019	11,500	4.08

(1)	The price per share reported is the average price. Mr. Lindstrom undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the U.S. Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.

In early August 2019, Mr. Lindstrom transferred all of his shares of Common Stock to Assurance Global Services LLC, of which he is the sole member, as a capital contribution. Effective as of August 13, 2019, Assurance Global Services LLC contributed all of its shares of Common Stock to AGS SPV I, LLC, a limited liability company of which it is the managing member, in exchange for membership units of AGS SPV I, LLC. Accordingly, all transactions effected after August 13, 2019 were effected by AGS SPV I, LLC.

AGS SPV I, LLC:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)(1)
August 19, 2019	10,500	4.07
August 20, 2019	76,521	4.27
August 21, 2019	3,600	4.34
August 23, 2019	4,017	4.40
August 26, 2019	9,892	4.39
August 27, 2019	14,605	4.43

(1)	The price per share reported is the average price. AGS SPV I, LLC undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the U.S. Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.

CUSIP No. 205477102	13D	Page 12 of 12 Pages

Schedule A (continued)

Wax Asset Management, LLC:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)(1)
July 1, 2019	13,962	4.098
July 2, 2019	29,944	4.106
July 3, 2019	4,509	4.136
July 10, 2019	3,700	4.095
July 11, 2019	20,143	4.145
July 12, 2019	2,000	4.132
July 16, 2019	32,984	4.111
July 17, 2019	2,322	4.103
July 22, 2019	4,605	4.072
August 6, 2019	1,055	4.123
August 7, 2019	3,007	4.150
August 8, 2019	7,025	4.169
August 9, 2019	14,761	4.126
August 13, 2019	9,334	4.160
August 15, 2019	5,900	4.094
August 19, 2019	37,114	4.078

(1)	The price per share reported is the average price. Wax Asset Management, LLC undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the U.S. Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.